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                             Prospectus Supplement Filed Under Rule 424(b)(3)
                                                           File No. 333-26129


                      CHROMAVISION MEDICAL SYSTEMS, INC.

                Prospectus Supplement Dated August 13, 1997 to
                        Prospectus Dated July 1, 1997


    This Prospectus Supplement provides supplemental information to the Prospectus dated July 1, 1997 (the "Prospectus") covering the sale of 6,720,000 shares of common stock of ChromaVision Medical Systems, Inc. (the "Company"). The Company granted to shareholders of the outstanding common stock of Safeguard Scientifics, Inc. ("Safeguard") of record on June 30, 1997, transferable rights to purchase an aggregate of up to 6,400,000 shares of the Company's common stock being sold by the Company and Safeguard, Technology Leaders, L.P. ("TL"), Technology Leaders Offshore C.V. ("TL Offshore" and, together with TL, "Technology Leaders I"), Technology Leaders II L.P. ("TLII"), Technology Leaders II Offshore C.V. ("TLII Offshore" and, together with TLII, "Technology Leaders II"), and XL Vision, Inc. ("XL", and together with Safeguard, Technology Leaders I, and Technology Leaders II, the "Selling Stockholders"). The Prospectus also relates to the purchase of 320,000 additional shares of the Company's common stock that were granted to certain persons selected by the Company. A copy of the Prospectus is attached to this Prospectus Supplement and must be read in conjunction herewith. The following information is hereby added to and deemed to be included in the
Prospectus:

        The rights offering by the Company, which involved the distribution of 6,267,460 rights to Safeguard shareholders of record as of the close of business on June 30, 1997, expired on August 5, 1997. Chase Mellon Shareholder Services, L.L.C., the rights agent, informed the Company that holders of rights exercised such rights to purchase a total of 6,028,648 shares of common stock (of which 6,020,000 shares were sold by the Company and 8,648 shares were sold by the Selling Stockholders) at the exercise price of $5.00 per share. Of the total shares of the Company's common stock subscribed for through the exercise of rights, the underwriters, Robert W. Baird &
    Co. Incorporated and Adams, Harkness & Hill, Inc. advised the
    Company that they subscribed for 387,796 shares of common stock through the exercise of rights that were purchased in the open market by the underwriters during the course of the rights offering. The 238,812 shares of common stock remaining unsubscribed on the expiration date, together with the 132,540 shares of common stock relating to unissued rights, were sold to the other purchasers. Pursuant to the terms of the Standby Underwriting Agreement, the underwriters have purchased all of the 640,000 shares of common stock from the Selling Stockholders that were subject to the over-allotment options granted by the Selling Stockholders to the underwriters.
    The underwriters have advised the Company that, during the exercise period of the rights offering, they (i) purchased 866,685 rights in the open market at prices ranging from $4.625 to $8.500 per right, (ii) sold 478,889 rights in the open market at prices ranging from $4.750 to $8.750 per right, (iii) purchased 346,391 shares in the open market at prices ranging from $9.875 to $13.250 per share and (iv) sold 736,735 shares of common stock to the public at prices ranging from $9.875 to $13.500 per share.